UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

June 12, 2026

Date of Report (Date of earliest event reported)

Eureka Acquisition Corp
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42152	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Prudential Tower

Singapore 049712

(Address of Principal Executive Offices)

(+1) 949 899 1827

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, consisting of one Class A ordinary share, $0.0001 par value, and one Right to acquire one-fifth of one Class A ordinary share	EURKU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	EURK	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-fifth of one Class A ordinary share	EURKR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously reported in the Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on November 3, 2025, Eureka Acquisitions Corp, a Cayman Islands exempted company (the “SPAC”) entered into a business combination agreement on October 29, 2025, (the “BCA”) with Marine Thinking Inc., a company (the “Company”) incorporated under the Canada Business Corporations Act (“CBCA”) and 17358750 Canada Inc., a company incorporated under the CBCA and a wholly-owned subsidiary of the SPAC (the “Amalgamation Sub,” together with the SPAC and the Company, the “Parties, ” and each, a “Party”).

Pursuant to section 9.4 of the BCA, the BCA may be amended by a writing singed by each Party. On June 12, 2026, the Parties entered into an amendment No. 1 to the BCA (the “Amendment No. 1”). Pursuant to the Amendment No. 1, the Parties agreed to revise section 5.19 to revise the requirements for the post-closing directors of the SPAC. Except as expressly provided by the Amendment No. 1, the provisions of the BCA remain unchanged and in full force and effect.

The foregoing description of the Amendment No. 1 is only a summary and is qualified in its entirety by reference to the full text of the Amendment No. 1, which is attached hereto as Exhibit 2.1, and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description of Exhibits
2.1	Amendment No. 1 to Business Combination Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Eureka Acquisition Corp

	By:	/s/ Fen Zhang
	Name:	Fen Zhang
	Title:	Chief Executive Officer

Date: June 23, 2026

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